

February 24, 2014

Via Email
Leo Ehrlich
Chief Executive and Financial Officer
Cellceutix Corporation
100 Cummings Center, Suite 151-B
Beverly, MA 01915

> **Re: Cellceutix Corporation**
> **Form 10-K for the year ended June 30, 2013**
> **Filed September 30, 2013**
> **File No. 000-52321**

Dear Mr. Ehrlich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I
Item 1. Description of Business
Intellectual Property Acquired from Polymedix, page 10
Intellectual Property, page 10

1. Please provide proposed disclosure to be included in future filings that:
   - includes the expiration dates of your material patents; and
   - clarifies to which material product candidate(s) each patent or patent group relates.

2. Please provide proposed disclosure to be included in future filings which expand your disclosure regarding your recently acquired license agreement with the University of Pennsylvania that describes:
   - the nature and scope of the license, including whether any permitted use under the license is not exclusive;
   - the parties' rights and obligations; and

- the duration and termination provisions.

Description of Intellectual Property - Kevetrin, page 11
Study at Beth Israel Deaconess Medical Center, page 15

3. We note that you have entered into an agreement with Beth Israel Deaconess Medical Center in relation to studies involving Kevetrin. Please provide proposed disclosure to be included in future filings which identifies the material rights and obligations of the parties to this agreement, including licenses to intellectual property. Your discussion should also identify the material terms of the agreement including duration and termination provisions and material payment obligations, to the extent applicable. Please also file a copy of this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis as to why it is not required to be filed as an exhibit.

Manufacturing, page 18

4. Please provide proposed disclosure to be included in future filings which identifies your current supplier for Kevetrin. In addition, please describe the material terms of any agreement with such supplier. Please also file a copy of this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis as to why it is not required to be filed as an exhibit.

Part IV.
Item 15. Exhibits

5. Please confirm that you will file a copy of your lease extension agreement with respect to your principal offices as an exhibit to your next Form 10-K filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director